BHP
News Release

Release Time IMMEDIATE
Date 28 August 2000
Number 82/00

BHP AND MITSUBISHI ANNOUNCE CASH BID FOR QCT RESOURCES

The Broken Hill Proprietary Company Limited (BHP) and Mitsubishi Development Pty. Ltd. (Mitsubishi) today announced a joint cash offer of A$1.20 per share for all of the ordinary shares in QCT Resources Limited (QCT). The offer by the 50/50-owned bidding vehicle, MetCoal Holdings (Qld) Pty Ltd, values QCT’s equity at A$830 million.

QCT holds a non-operating 32.37% interest in the Central Queensland Coal Associates (CQCA) and Gregory joint ventures and 100% of the South Blackwater coal mining operation in Queensland’s Bowen Basin. BHP and Mitsubishi own the remaining interests in these joint ventures. BHP manages the CQCA and Gregory joint ventures and markets all products.

Commenting on the offer, BHP Managing Director and CEO, Paul Anderson, and Mitsubishi Managing Director, Kenjiro Itadani, said:

"BHP and Mitsubishi have agreed to form a strategic alliance designed to ensure the future competitiveness of their Bowen Basin metallurgical coal assets. This offer for QCT is the first step, as partners, in furthering this alliance.

"QCT’s major shareholder, Santos, has announced that its 36.4% shareholding in QCT is now considered non-core to the company’s future, making this an appropriate time for BHP and Mitsubishi to address the ownership of these Bowen Basin assets. As existing joint venture partners, BHP and Mitsubishi are the natural buyers of QCT.

"Our offer fully values this opportunity for BHP and Mitsubishi. QCT is an investment vehicle and its key assets are the assets we already manage. We also recognise the reported underperformance of South Blackwater mine.

"We note that QCT’s share price already builds in speculation of a takeover offer. As such, the premium of the offer price to the closing price on Friday 25 August does not truly reflect the value of our offer. Our offer price is significantly higher than the price QCT shares were trading at before the speculation began."

The offer represents a premium of:

  22% to QCT’s closing share price on 25 August 2000 of A$0.98; and
  30% to QCT’s weighted average share price of A$0.92 for the preceding 3 months.

Commenting on the transaction Mr Itadani said: "We welcome this alliance with BHP, which seeks to utilise the complementary strengths of the two organisations for the benefit of our joint interests in Queensland.

"In addition to this, BHP and Mitsubishi have relationships that extend beyond the Bowen Basin and include interests in the Escondida copper mine in Chile and the North West Shelf gas project in Australia.

"Mitsubishi was a founding partner in the CQCA joint venture in 1968 and is fully committed to the Australian coal industry. This alliance provides the opportunity for us to build further and improve on our portfolio of stable coal investments."

Mr Anderson said: "The alliance is an extension of a long standing relationship with Mitsubishi across a range of major businesses and is founded on an aligned view of the future of the metallurgical coal business.

"This move is in line with our stated strategy to enhance cost competitiveness, thereby ensuring the long-term future of our Queensland coal businesses. In addition, it builds on our strategy of actively managing our asset portfolio and managing risks through partnering arrangements."

The offer conditions include regulatory approvals, the ability to proceed to compulsory acquisition and other conditions.

BHP and Mitsubishi are being jointly advised by CIBC World Markets and ING Barings.

The bidders statement will be dispatched to QCT shareholders in mid September.

For further information please contact:
BHP Mandy Frostick Manager Media Relations Phone: 61 3 9609 4157 Mobile: 0419 546 245 Robert Porter Vice President Investor Relations Phone: 61 3 9609 3540 Mobile: 61 419 587 456	Mitsubishi Robert Campese Manager General Affairs Phone: 61 2 9951 4838 Candy Ramsey BHP Investor Relations Houston Tel: (713) 961-8640

www.bhp.com

Attachments

Summary of Conditions
Summary of Intentions
Profile of BHP
Profile of Mitsubishi
Current ownership structures
Asset fact sheets

Offer by MetCoal Holdings (Qld) Pty Ltd (the Bidder)
a company owned equally by wholly owned subsidiaries of
The Broken Hill Proprietary Company Limited and
Mitsubishi Development Pty Ltd

Conditions

This Offer and the contract that results from acceptance of this Offer is subject to fulfilment of the following conditions:

  that at the end of the Offer Period, the Bidder:
    has a relevant interest in at least 90% (by number) of the QCT Shares on issue at that time; and
    has acquired at least 75% (by number) of the QCT Shares that the Bidder offered to acquire under the Bid (whether the acquisition happened under the Bid or otherwise);
  that during the period commencing on the Announcement Date and ending at the end of the Offer Period:
    there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;
    no action or investigation is instituted or threatened by any Public Authority with respect to any company in the QCT Group; or
    no application is made to any Public Authority (other than by the Bidder or a company in the BHP Group or the Mitsubishi Group),

in consequence of or in connection with the Offers, which restrains or prohibits or threatens to restrain or prohibit, or otherwise adversely impact, the making of the Offers or the completion of any transaction contemplated by this Bidder’s Statement (including implementation of the intentions set out in the Bidder’s Statement) or seeks to require the divestiture by the Bidder of any QCT Shares, or the divestiture of any assets of the QCT Group, the BHP Group or the Mitsubishi Group;

  that before the end of the Offer Period:
    the European Commission has issued a decision pursuant to Article 6(1)(b) or Article 8(2) of the Council Regulation (EEC) 4064/89 (as amended) (the "Merger Regulation") (or has been deemed to have done so under Article 10(6) of the Merger Regulation) declaring any concentration with a community dimension as a result of the Offers to be compatible with the common market;
    the European Commission has issued a decision authorising the acquisition of QCT by the Bidder pursuant to Article 66(2) of the European Coal and Steel Community Treaty (the "ECSC Treaty") or exempts such acquisition from prior authorisation pursuant to decision 25-67; or
    in the event that a request pursuant to Article 9(2) of the Merger Regulation has been made by a Member State and the European Commission has, in accordance with Article 9(3) of the Merger Regulation, referred the whole or part of the proposed acquisition of QCT by the Bidder to the competent authorities of one or more Member States or having been deemed to have done so pursuant to Article 9(5), each such authority has granted a clearance in respect of all those parts of the proposed acquisition of QCT by the Bidder which were referred to it, or has been deemed to have granted such a clearance;
  that one of the following occurs before the end of the Offer Period:
    the Bidder receives a notice from the Treasurer or his agent to the effect that there is no objection to the acquisition of the QCT Shares by the Bidder (by any means permitted by the Corporations Law) under the Australian Government’s foreign investment policy, such notice being unconditional;
    the period provided under the Act during which the Treasurer may make an order under section 18 of the Act or an interim order under section 22 of the Act prohibiting the acquisition of QCT Shares by the Bidder (by any means permitted by the Corporations Law) has elapsed, without such an order being made; or
    if an interim order prohibiting such acquisition is made, the subsequent period for making a final order prohibiting the acquisition of QCT Shares by the Bidder has elapsed, without such final order being made;
  that during the Offer Period, all Approvals which are required by law or by any Public Authority as are necessary to permit the Offers to be made to and accepted by QCT shareholders (other than those referred to in paragraphs (c) and (d) above) are granted, given, made or obtained on an unconditional basis and remain in full force and effect in all respects and do not become subject to any notice, intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same;
  that none of the following happens during the period commencing on the Announcement Date and ending at the end of the Offer Period:
    QCT converts all or any of its shares into a larger or smaller number of QCT Shares;
    QCT resolves to reduce the number of QCT Shares on issue in any way;
    QCT:
      enters into a buy-back agreement; or
      resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the Corporations Law;
    QCT issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;
    a subsidiary of QCT issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option to a person other than QCT or a wholly owned subsidiary of QCT;
    QCT issues, or agrees to issue, convertible notes;
    a subsidiary of QCT issues, or agrees to issue, convertible notes to a person other than QCT or a wholly owned subsidiary of QCT;
    QCT or a subsidiary of QCT disposes, or agrees to dispose, of the whole or a substantial part, of its business or property;
    QCT or a subsidiary of QCT charges, or agrees to charge, the whole or a substantial part of its business or property;
    QCT or a subsidiary of QCT resolves to be wound up;
    a liquidator or provisional liquidator of QCT or a subsidiary of QCT is appointed;
    a court makes an order for the winding up of QCT or a subsidiary of QCT;
    an administrator of QCT or a subsidiary of QCT is appointed under section 436A, 436B or 436C of the Corporations Law;
    QCT or a subsidiary of QCT executes a deed of company arrangement; or
    a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of QCT or a subsidiary of QCT;
  that during the period commencing on the Announcement Date and ending at the end of the Offer Period, none of the following happens or the existence of any of the following is disclosed (without having been disclosed prior to the Announcement Date):
    QCT or a controlled entity of QCT acquires, agrees to acquire or comes under an obligation to acquire one or more assets (or an interest in assets), companies or businesses for an amount in aggregate greater than $50 million or individually greater than $15 million;
    QCT or a controlled entity of QCT disposes, agrees to dispose or comes under an obligation to dispose of assets (or an interest in assets) for an amount in aggregate greater than $50 million or individually greater than $15 million other than in the ordinary course of its business;
    QCT or a controlled entity of QCT enters into, agrees to enter into or comes under an obligation to enter into any agreement, joint venture, farmout, tribute, alliance or partnership which is material to the structure, business, assets, liabilities, financial or trading position or condition, profitability or prospects of QCT and its controlled entities taken as a whole;
    proceedings are brought against QCT or a controlled entity of QCT and the potential damages or compensation payable by QCT and its controlled entities in those proceedings is greater than $50 million;
    QCT or a controlled entity of QCT enters into, agrees to enter into or comes under an obligation to enter into any contract with a third party which is not a wholly owned subsidiary of QCT for that party to perform either all or substantially all of the mining operations of the South Blackwater mine or all or substantially all of the other operations of the South Blackwater mine;
    QCT or a controlled entity of QCT enters into, agrees to enter into or comes under an obligation to enter into any agreements or arrangements to materially vary existing marketing, agency or sales agreements or arrangements in relation to the disposition of coal from the South Blackwater mine or the coal received by QCT or a controlled entity of QCT as a participant in the CQCA Joint Venture or the Gregory Joint Venture;
    QCT or a controlled entity of QCT:
      gives, or indicates an intention to give, notice to terminate; or
      terminates,

      any agreement or arrangement with any entity of the BHP Group or the Mitsubishi Group in connection with the marketing or sale of coal received by QCT or a controlled entity of QCT as a participant in the CQCA Joint Venture or the Gregory Joint Venture;
    a person having, as a result of the Bidder acquiring QCT Shares, any right (whether subject to conditions or not) to terminate or vary any agreement with QCT or a controlled entity of QCT; or
    QCT or a controlled entity of QCT conducts its business and operations otherwise than in the ordinary course; and
  that during the period commencing on the Announcement Date and ending at the end of the Offer Period, there has not occurred, been announced or otherwise become public:
    any material adverse change in the structure, business, assets, liabilities, financial or trading position or condition, or profitability or prospects of QCT and its controlled entities taken as a whole; or
    any event, action, proceeding, circumstance or change in circumstances which is reasonably likely to result in a material adverse change of the kind mentioned in sub-paragraph (h)(i).

Offer by MetCoal Holdings (Qld) Pty Ltd (the Bidder)
a company owned equally by wholly owned subsidiaries of
The Broken Hill Proprietary Company Limited and
Mitsubishi Development Pty Ltd

Intentions

  Introduction

  This section sets out the Bidder’s, BHP’s and Mitsubishi’s intentions regarding:

    the continuation of the business of QCT;
    any major changes to be made to the business of QCT, including any redeployment of the fixed assets of QCT; and
    the future employment of the present employees of QCT,

  on the basis of facts and information concerning the QCT Group which are known to them as at the date of this Bidder’s Statement.

  The Bidder is owned equally by wholly owned subsidiaries of BHP and Mitsubishi. The directors of the Bidder are appointed by wholly owned subsidiaries of BHP and Mitsubishi. Therefore, the current intentions of BHP and of Mitsubishi represent the current intentions of the Bidder.

  Compulsory acquisition of QCT Shares

  If the Bidder becomes entitled to compulsorily acquire QCT Shares under part 6A.1 of the Corporations Law (as a result of the acquisition of QCT Shares under the Offers or otherwise), it intends to exercise those rights and to seek the removal of QCT from the official list of ASX.

  Even if the Bidder does not become entitled to exercise compulsory acquisition rights under part 6A.1 of the Corporations Law following the Offers, it may nevertheless be or become entitled to exercise general compulsory acquisition rights under part 6A.2 of the Corporations Law. The Bidder intends to exercise such rights if they become available.

  No offers are being made for QCT Options or QCT Shares issued as a result of the exercise of QCT Options after the Register Date. However, if the Bidder is able to proceed to compulsory acquisition of QCT Shares, it proposes to make a fair offer to acquire the QCT Options and any QCT Shares issued after the Register Date.

  Co-ordination of the BHP Group’s and Mitsubishi’s interests

  BHP and Mitsubishi have agreed to form a strategic alliance with respect to their joint interests in metallurgical coal in the Bowen Basin. This alliance will seek to utilise the complementary strengths of the two organisations with a view to optimising their joint interests in the Bowen Basin. The Bid is the first joint undertaking by BHP and Mitsubishi in furtherance of this alliance.

  As an initial step in this alliance, BHP and Mitsubishi have agreed to establish the Bowen Basin Coal Management Committee. The objective of this committee will be to co-ordinate management of the BHP Group’s and the Mitsubishi Group’s joint coal interests in the Bowen Basin and to explore the extent to which additional value can be created from a joint approach to the management of their common interests in the Bowen Basin. The Bowen Basin Coal Management Committee will deal with, amongst other matters, marketing, business development and operations.

  The legal relationship between the BHP Group and the Mitsubishi Group in relation to their respective coal interests in the Bowen Basin will continue to be regulated by existing joint venture agreements. Any interest acquired by the BHP Group and the Mitsubishi Group in QCT will be regulated by the Shareholders Agreement.

  After the end of the Offers, it is anticipated that the Bidder will transfer half of the QCT Shares acquired by it to the BHP Group and half to the Mitsubishi Group. Under the Shareholders Agreement, the parties have agreed to do all things in their power to ensure that equal numbers of representatives of the BHP Group and the Mitsubishi Group are appointed to the QCT Board. The parties have also agreed to consult on all matters relating to the casting of votes at a general meeting of QCT but, except when the matter relates to appointment of directors, each of the BHP Group and the Mitsubishi Group can vote as they think appropriate. BHP Coal and MDP Coal have agreed to form a management committee to consult on co-ordination of voting for directors of QCT, transfer of QCT Shares and ongoing management of the ownership of QCT Shares.

  Intentions for QCT if all QCT Shares acquired

  This section sets out the intentions of BHP and Mitsubishi if the Bidder acquires all the QCT Shares.

  BHP and Mitsubishi will undertake a detailed review of the QCT Group’s activities to evaluate their performance, profitability, prospects and strategic relevance for the BHP Group and the Mitsubishi Group, in the light of the more detailed information then available to them.

  BHP and Mitsubishi believe that the assets of the QCT Group will generally complement their other assets in the Bowen Basin. In particular, the BHP Group and the Mitsubishi Group are joint venturers in the CQCA Joint Venture and the Gregory Joint Venture together with the QCT Group and, if all QCT Shares are acquired, the BHP Group and Mitsubishi will together own all of the interests in these joint ventures.

  Head office

  BHP and Mitsubishi intend to carry out QCT’s corporate head office functions (such as company secretarial, treasury, finance and taxation) through their existing resources and to close QCT’s corporate head office.

  Main assets and operation of the business

  The QCT Group’s principal asset is its non-operating interest in the CQCA Joint Venture and the Gregory Joint Venture. BHP and Mitsubishi intend to retain this interest. Furthermore, it is the intention of BHP and Mitsubishi that coal produced by the CQCA Joint Venture and the Gregory Joint Venture, on behalf of the QCT Group, will continue to be marketed through the existing sales agency agreements.

  The other main asset of the QCT Group is its 100% interest in the South Blackwater mine, which consists of an open cut mining operation and two underground mining operations, Kenmare and Laleham, as well as a coal preparation plant and other related infrastructure. The QCT Group is the operator of the South Blackwater mine.

  In the 12 months to 30 June 1999, 2.8 million tonnes of raw coal was produced from the Kenmare longwall underground mine at the South Blackwater mine. This compared with 0.8 million tonnes from the Laleham underground mine and 2.6 million tonnes from open cut mining operations. In its 1999 Annual Report (for the 12 months to 30 June 1999), QCT indicated it expected raw coal production from Kenmare to increase in 1999/2000. QCT also indicated its intention to close the Laleham operation in 12 months time and to relocate its productive equipment and personnel to Kenmare to mine coal from areas not accessible by Kenmare’s longwall equipment.

  However, production from the South Blackwater mine during the 12 months to 30 June 2000 was adversely affected by problems at the Kenmare mine.

  The Kenmare longwall was relocated to the C seam from the overlying A seam early in the 1999/2000 financial year. Difficult roof conditions were experienced for much of the December 1999 quarter. These problems were first reported on 21 December 1999. Longwall mining through a large fault zone in the C seam gave rise to a series of partial roof failures which had slowed production and increased costs. On 15 February 2000 it was reported that longwall mining at Kenmare had returned to normal production levels. Production from Kenmare ceased in late March in preparation for a longwall relocation. On 30 May problems in recovering longwall supports as part of a relocation of mining equipment to another mining panel were reported. At the time it was estimated that longwall production from Kenmare would be affected until the end of July 2000.

  On 3 August 2000, QCT reported that longwall equipment had been recovered from the Kenmare C seam. QCT indicated there was uncertainty whether the C seam could be economically mined using longwall technology. QCT also indicated it was returning to the overlying A seam. Longwall mining at Kenmare was not expected to resume before October 2000.

  The other underground mine at South Blackwater is Laleham. In its presentation dated 1 March 2000 of interim results for the 6 months to 31 December 1999, QCT indicated that the previously announced Laleham closure had been deferred. In the same presentation reference was made to delays in development of the Southern open cut due to native title issues. QCT also indicated in this presentation of interim results that the South Blackwater mine was under "close scrutiny" in the present low price market environment.

  As part of its open cut operations, the QCT Group has mined approximately 1.143 million tonnes of raw coal in the 12 months to 30 June 2000 from a part of the CQCA Joint Venture’s Blackwater mine adjacent to South Blackwater, up from approximately 695,000 tonnes in the previous year. The arrangements in connection with which this coal is mined continue until 1 July 2001.

  Shipments of coal from South Blackwater for the 12 months ended 30 June 2000 were 4.506 million tonnes, approximately 19% less than shipments for the 12 months ended 30 June 1999. This reduction in shipments reflects reduced production from the Kenmare underground mine.

  The reported production difficulties and the uncertainty in relation to their resolution have adversely affected the ability of BHP and Mitsubishi to formulate their intentions for the South Blackwater mine. Consequently, there will be no decision made by BHP and Mitsubishi concerning their intentions with respect to the South Blackwater mine until a detailed review of the asset has been undertaken when relevant information becomes available. However, at this stage, the alternative which is considered most likely to benefit the BHP Group and the Mitsubishi Group is the integration of the assets and operations of the South Blackwater mine with those of the adjacent CQCA Joint Venture owned Blackwater open cut mine. This may include the closure of some of the existing open cut and underground mines and associated infrastructure at South Blackwater. However, retaining South Blackwater mine as a stand-alone mining and marketing operation remains a possible course of action.

  Depending on decisions made in relation to future production from the South Blackwater mine, strategies will be developed to take account of the South Blackwater mine's existing coal marketing arrangements as well as utilisation of its coal processing and handling infrastructure. As stated above, no decisions can be made in relation to these issues until a detailed review of the South Blackwater mine has been conducted.

  Employees

  The detailed review by BHP and Mitsubishi will include consideration of the continued employment of the employees of the QCT Group. It is expected that the employment of some present employees of the QCT Group will end.

  The planned closure of the QCT head office will lead to a reduction in the number of employees involved in head office functions for a number of reasons. These include the expectation that some functions such as the monitoring of the QCT Group’s interests in the CQCA Joint Venture and the Gregory Joint Venture will no longer be required. In addition, other head office functions may be able to be provided more efficiently by the BHP Group or Mitsubishi.

  The likelihood, extent and timing of reductions in the number of employees working at or connected with the South Blackwater mine will depend on the extent to which existing open cut and underground mines of the South Blackwater mine are closed (see the discussion above on possible integration and mine closure under the heading "Main assets and operation of the business" in this section).

  Directors

  BHP and Mitsubishi will seek the resignation of the existing directors of QCT and appoint, in their place, equal numbers of nominees of BHP and Mitsubishi.

  Financial arrangements

  It is the intention of BHP and Mitsubishi to review financial arrangements, particularly borrowings and hedging, entered into by the QCT Group. An assessment will be made whether it would benefit the BHP Group and the Mitsubishi Group for alternative arrangements to be entered into.

  Uncertain benefits

  It is likely that the various courses of action open to BHP and Mitsubishi, in the circumstance where the Bidder acquires all of the QCT Shares, will generate benefits for the BHP Group and the Mitsubishi Group that are not currently available to shareholders in QCT. However, the extent of any benefits to be captured by the BHP Group and the Mitsubishi Group is uncertain. Any attempt to quantify these potential benefits would be speculative as it depends on the state of affairs within the QCT Group, particularly with respect to the South Blackwater mine.

  Intentions for QCT as a partly owned company

  If, following the close of the Bid, QCT becomes a controlled entity but not a wholly owned subsidiary of the Bidder, it is the present intention of each of BHP and of Mitsubishi to attempt to procure that the QCT Board implement the steps outlined in section 4 to the extent possible and appropriate.

  In addition, it is BHP’s and Mitsubishi’s present intention in these circumstances to:

    maintain QCT as a company with official quotation on ASX to the extent permitted by the ASX Listing Rules;
    seek the appointment of an equal number of nominees of BHP and Mitsubishi to the QCT Board in such a proportion as at least equates to their proportionate shareholding interests in QCT;
    review the carrying amounts of all non-current assets, particularly the South Blackwater mine, to determine whether they are in excess of their recoverable amounts and, in the event the carrying amount of a non-current asset exceeds its recoverable amount, the asset will be written down to the lower value; and
    undertake a review of QCT’s capital funding requirements and, in light of this review, the appropriate level of dividends to be paid by QCT.

  The extent to which BHP’s and Mitsubishi’s intentions for QCT described above may be realised, if QCT is not wholly owned, will be subject to:

    the law and the ASX Listing Rules which may, in some circumstances, require approval of the remaining QCT shareholders for arrangements between the QCT Group and the BHP Group or Mitsubishi Group;
    the legal obligation of the then QCT Board to act for proper purposes and in the best interests of the QCT shareholders as a whole; and
    the outcome of the detailed review referred to in section 4.

  BHP and Mitsubishi are unable to assess the value of the benefits that would be available if the Bidder does not acquire all of the QCT Shares, but they believe that this value would be less than if QCT was 100% owned by the Bidder.

BHP Fact Sheet

  BHP was incorporated in 1885 and is a major international resource company with headquarters in Melbourne, Australia.
  As at 25 August BHP had a market capitalisation of approximately A$35 billion.
  BHP is listed on the stock exchange in Australia, the United Kingdom (London), Germany (Frankfurt), New Zealand (Wellington), Switzerland (Zurich) and the United States of America (New York).
  The BHP group’s three principal business areas are Minerals, Petroleum and Steel.
  Minerals produces iron ore, hot briquetted iron, metallurgical and thermal coal, silver/lead concentrate and zinc concentrate in Australia. Elsewhere BHP produces copper concentrate, copper cathode, diamonds, gold, thermal coal and also has interests in iron ore and a number of prospective undeveloped minerals reserves.
  Petroleum has production located in four countries. Major production assets include Bass Strait (offshore south-eastern Australia), the North West Shelf (offshore Western Australia), Griffin (offshore Western Australia), Liverpool Bay (Irish Sea) and Bruce (North Sea).
  BHP commenced steelmaking in Australia in 1915. It is the sole integrated producer in Australia of basic iron, raw steel, and related steel products, supplying approximately 66% of Australia’s steel requirements.
  BHP participates in a number of Australian coal mining ventures including both the CQCA and Gregory Joint Ventures. BHP has a 52.10% interest in the CQCA Joint Venture and a 64.14% interest in the Gregory Joint Venture.
  BHP Coal manages the CQCA Joint Venture which owns the Blackwater, Goonyella, Peak Downs, Saraji and Norwich Park open cut mines located in the Bowen Basin, Queensland and the Hay Point coal export terminal.
  BHP manages the Gregory Joint Venture which owns the Gregory open cut mine and Crinum underground coal mine, located in the Bowen Basin, Queensland.

Mitsubishi Corporation Group Fact Sheet

  The Mitsubishi Corporation Group is one of the world’s most diverse enterprises. Mitsubishi Corporation was incorporated in 1950 and is listed on the stock exchanges in Japan (Tokyo and 5 local markets), the United Kingdom (London) and France (Paris).
  As at 21 August 2000 Mitsubishi Corporation had a market capitalisation of approximately A$19.6 billion.
  Based in Tokyo, Mitsubishi Corporation has a network of 45 offices in Japan and 117 offices and subsidiaries in 74 locations worldwide.
  Mitsubishi is engaged in a broad range of fields including information technology, fuels, metals, machinery, chemicals, food products, textiles and materials.
  The activities of Mitsubishi are divided into eight business groups: Professional Services Group; New Business Initiatives Group; IT & Electronics Business Group; Fuels Group; Metals Group; Machinery Group; Chemicals Group; and Living Essentials Group
  .
  The Metals Group participates in all business areas related to the iron and steel industries, as well as non-ferrous metals. Activities range from the development of natural resources to the manufacturing, marketing and distribution of metal products throughout the world.
  Mitsubishi currently participates in a number of coal mining ventures in Australia. Mitsubishi Development Pty. Ltd. is a wholly-owned subsidiary of Mitsubishi Corporation and is the holding company of Mitsubishi’s coal investments in Australia. Mitsubishi is one of Australia’s leading coal producers.
  In 1968 Mitsubishi was a founding partner in the CQCA Joint Venture. It currently has a 15.53% interest in the CQCA Joint Venture and a 3.49% interest in the Gregory Joint Venture.
  The CQCA Joint Venture owns the Blackwater, Goonyella, Peak Downs, Saraji and Norwich Park open cut mines located in the Bowen Basin, Queensland and the Hay Point coal export terminal.
  The Gregory Joint Venture owns the Gregory open cut mine and Crinum underground coal mine, located in the Bowen Basin, Queensland.

Central Queensland Coal Associates (CQCA) Joint Venture

CQCA is a joint venture owned by BHP (52.10%), Mitsubishi (15.53%) and QCT Resources (32.37%). Total CQCA shipments in the 12 months ending 30 June 2000 were 29,500,000 tonnes, up 6.9% on the previous year.

The assets of the CQCA joint venture are:

Blackwater Mine

  An open-cut mine that commenced mining in 1967
  Located 24 kilometres south of the town of Blackwater
  Produces coking, weak coking and thermal coals
  Shipments totalled 6,813,000 tonnes in the 12 months ending 30 June 2000

Goonyella Mine

  An open-cut mine that commenced mining in 1971
  Located 27 kilometres north of the town of Moranbah
  Produces coking coal
  Shipments totalled 7,117,000 tonnes in the 12 months ending 30 June 2000

Peak Downs Mine

  An open-cut mine that commenced mining in 1972
  Located 37 kilometres south of the town of Moranbah
  Produces coking coal
  Shipments totalled 6,868,000 in the 12 months ending 30 June 2000

Saraji Mine

  An open-cut mine that commenced mining in 1974
  Located 24 kilometres north of the town of Dysart
  Produces coking and weak coking coal
  Shipments totalled 4,685,000 tonnes in the 12 months ending 30 June 2000

Norwich Park Mine

  An open-cut mine that commenced mining in 1979
  Located 24 kilometres south of the town of Dysart
  Produces coking and weak coking coal
  Shipments totalled 4,017,000 tonnes in the 12 months ending 30 June 2000

Hay Point Port

  Commenced operating in 1971
  Located 19 kilometres south of the City of Mackay
  Operational capacity is more than 30 million tonnes of coal per annum

Gregory Joint Venture

Gregory is a joint venture owned by BHP (64.14%), Mitsubishi (3.49%) and QCT Resources (32.37%). Shipments from the Gregory Joint Venture totalled 4,663,000 tonnes in the 12 months ending 30 June 2000, up 10.5% on the previous year.

The assets of the Gregory joint venture are:

Gregory Mine

  An open-cut mine that commenced mining in 1979
  Located 62 kilometres north east of the town of Emerald
  Produces coking and thermal coals

Crinum Mine

  An underground mine that commenced longwall operations in 1998
  Located 45 kilometres north-east of the town of Emerald
  Produces coking and thermal coals
  Coal from both mines is processed at the Gregory coal preparation plant

South Blackwater

The South Blackwater mine is wholly owned by QCT Resources.

  It is located 42 kilometres south of the town of Blackwater and consists of an open-cut mine and two underground mines Laleham and Kenmare). It adjoins and is to the south of the CQCA owned Blackwater mine.
  The Laleham underground mine is a ‘board and pillar’ operation. The Kenamre underground mine is a longwall operation that commenced mining in 1994.
  The mines produce coking and thermal coals.
  Shipments from the mines in the 12 months ending 30 June 1999 totalled 5,590,000 tonnes. In the 12 months ending 30 June 2000 shipments fell to 4,506,000 tonnes.